UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

GameStop Corp.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

36467W109

(CUSIP Number)

Kurtis j. wolf HESTIA CAPITAL MANAGEMENT, LLC 175 Brickyard Road, Suite 200 Adams Township, Pennsylvania 16046 (724) 687-7842	JOHN C. BRODERICK Permit Capital, LLC 100 Front Street, Suite 900 West Conshohocken, Pennsylvania 19428 (610) 941-5025

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 11, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36467W109

1	NAME OF REPORTING PERSON

HESTIA CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		924,100*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

924,100*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

924,100*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%
14	TYPE OF REPORTING PERSON

PN

 *Includes 84,000 Shares underlying call options currently exercisable as further described in Item 6.

2

CUSIP No. 36467W109

1	NAME OF REPORTING PERSON

HESTIA CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,323,600*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,323,600*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,323,600*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.01%
14	TYPE OF REPORTING PERSON

OO

* Includes 108,000 Shares underlying call options currently exercisable as further described in Item 6.

3

CUSIP No. 36467W109

1	NAME OF REPORTING PERSON

KURTIS J. WOLF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		20,700
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,323,600*
PERSON WITH	9	SOLE DISPOSITIVE POWER

20,700
	10	SHARED DISPOSITIVE POWER

1,323,600*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,344,300*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.04%
14	TYPE OF REPORTING PERSON

IN

* Includes 108,000 Shares underlying call options currently exercisable as further described in Item 6.

4

CUSIP No. 36467W109

1	NAME OF REPORTING PERSON

PERMIT CAPITAL ENTERPRISE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,054,036
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,054,036
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,054,036
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.63%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 36467W109

1	NAME OF REPORTING PERSON

PERMIT CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,054,036
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,054,036
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,054,036
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.63%
14	TYPE OF REPORTING PERSON

IA

6

CUSIP No. 36467W109

1	NAME OF REPORTING PERSON

PERMIT CAPITAL GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,054,036
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,054,036
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,054,036
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.63%
14	TYPE OF REPORTING PERSON

PN

7

CUSIP No. 36467W109

1	NAME OF REPORTING PERSON

JOHN C. BRODERICK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		546,925
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,054,036
PERSON WITH	9	SOLE DISPOSITIVE POWER

546,925
	10	SHARED DISPOSITIVE POWER

3,054,036
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,600,961
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.46%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 36467W109

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares beneficially owned by each of Hestia Capital, Hestia LLC and Permit Enterprise were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference. The Shares beneficially owned by Mr. Wolf and Mr. Broderick were purchased with personal funds.

The aggregate purchase price of the 840,100 Shares beneficially owned by Hestia Capital is approximately $5,567,767, including brokerage commissions. The aggregate purchase price of the 84,000 Shares underlying certain call options which are currently exercisable and may be deemed to be beneficially owned by Hestia Capital is approximately $17,493, including brokerage commissions. The aggregate purchase price of the 375,500 Shares held in the SMAs which are deemed to be beneficially owned by Hestia LLC is approximately $2,239,786, including brokerage commissions. The aggregate purchase price of the 24,000 Shares underlying certain call options which are currently exercisable and may be deemed to be beneficially owned by Hestia LLC is approximately $4,895, including brokerage commissions. The aggregate purchase price of the 20,700 Shares beneficially owned by Mr. Wolf is approximately $149,845, including brokerage commissions. The aggregate purchase price of the 3,054,036 Shares beneficially owned by Permit Enterprise is approximately $30,570,677, including brokerage commissions. The aggregate purchase price of the 546,925 Shares beneficially owned by Mr. Broderick is approximately $4,370,005, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 65,922,283 shares outstanding as of December 4, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 11, 2019.

A.	Hestia Capital
(a)	As of the close of business on December 13, 2019, Hestia Capital beneficially owned 924,100 Shares, including 84,000 Shares underlying call options currently exercisable.

Percentage: Approximately 1.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 924,100
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 924,100
(c)	The transactions in the Shares by Hestia Capital since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
9

CUSIP No. 36467W109

B.	Hestia LLC
(a)	As of the close of business on December 13, 2019, Hestia LLC beneficially owned 399,500 Shares, which are held in SMAs, including 24,000 Shares underlying call options currently exercisable. As the general partner of Hestia Capital, Hestia LLC may also be deemed the beneficial owner of the 924,100 Shares beneficially owned by Hestia Capital, including 84,000 Shares underlying call options currently exercisable.

Percentage: Approximately 2.01%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,323,600
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,323,600
(c)	The transactions in the Shares by the SMAs since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference. Additionally, the transactions in the Shares on behalf of Hestia Capital since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
C.	Kurtis J. Wolf
(a)	As of the close of business on December 13, 2019, Mr. Wolf beneficially owned 20,700 Shares, including 19,800 Shares held jointly with his wife and 900 Shares held in trusts for the benefit of his children, of which Mr. Wolf maintains voting and dispositive power. As the managing member of Hestia LLC, Mr. Wolf may also be deemed the beneficial owner of the (i) 924,100 Shares beneficially owned by Hestia Capital, including 84,000 Shares underlying call options currently exercisable and (ii) the 399,500 Shares held in SMAs that are beneficially owned by Hestia LLC, including 24,000 Shares underlying call options currently exercisable.

Percentage: Approximately 2.04%

(b)	1. Sole power to vote or direct vote: 20,700
2. Shared power to vote or direct vote: 1,323,600
3. Sole power to dispose or direct the disposition: 20,700
4. Shared power to dispose or direct the disposition: 1,323,600
(c)	The transactions in the Shares by Mr. Wolf since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference. Additionally, the transactions in the Shares on behalf of Hestia Capital and the SMAs since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
D.	Permit Enterprise
(a)	As of the close of business on December 13, 2019, Permit Enterprise beneficially owned 3,054,036 Shares.

Percentage: Approximately 4.63%

10

CUSIP No. 36467W109

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,054,036
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,054,036
(c)	The transactions in the Shares by Permit Enterprise since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
E.	Permit LLC
(a)	Permit LLC, as the investment adviser of Permit Enterprise, may be deemed the beneficial owner of the 3,054,036 Shares owned by Permit Enterprise.

Percentage: Approximately 4.63%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,054,036
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,054,036
(c)	Permit LLC has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares by Permit Enterprise since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
F.	Permit GP
(a)	Permit GP, as the general partner of Permit Enterprise, may be deemed the beneficial owner of the 3,054,036 Shares owned by Permit Enterprise.

Percentage: Approximately 4.63%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,054,036
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,054,036
(c)	Permit GP has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares by Permit Enterprise since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
G.	John C. Broderick
(a)	As of the close of business on December 13, 2019, Mr. Broderick beneficially owned 546,925 Shares, including 3,825 Shares held by his wife, of which Mr. Broderick maintains voting and dispositive power. As a partner of Permit GP, Mr. Broderick may also be deemed the beneficial owner of the 3,054,036 Shares beneficially owned by Permit Enterprise.

Percentage: Approximately 5.46%

11

CUSIP No. 36467W109

(b)	1. Sole power to vote or direct vote: 546,925
2. Shared power to vote or direct vote: 3,054,036
3. Sole power to dispose or direct the disposition: 546,925
4. Shared power to dispose or direct the disposition: 3,054,036
(c)	The transactions in the Shares by Mr. Broderick since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference. Additionally, the transactions in the Shares on behalf of Permit Enterprise since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

As of the close of business on December 13, 2019, the Reporting Persons collectively beneficially owned an aggregate of 4,945,261 Shares, constituting approximately 7.50% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Hestia Capital has purchased in over-the-counter market American-style call options referencing an aggregate of 84,000 Shares, which have an exercise price of $8.00 and expire on January 17, 2020, as further detailed on Schedule A hereto, which is incorporated by reference herein.

Hestia Capital has purchased in over-the-counter market American-style put options referencing an aggregate of 21,000 Shares, 88,000 Shares, 21,000 Shares and 4,000 Shares, respectively, which have an exercise price of $6.00, $6.50, $5.00 and $6.00, respectively and expire on December 13, 2019, as further detailed on Schedule A hereto, which is incorporated by reference herein.

Hestia Capital has purchased in over-the-counter market American-style put options referencing an aggregate of 16,800 Shares, 210,000 Shares and 176,000 Shares, respectively, which have an exercise price of $7.00, $5.00 and $5.50, respectively and expire on December 20, 2019, as further detailed on Schedule A hereto, which is incorporated by reference herein.

Hestia Capital has sold in over-the-counter market American-style put options referencing an aggregate of 21,000 Shares, 88,000 Shares, 21,000 Shares and 4,000 Shares, respectively, which have an exercise price of $6.00, $6.50, $5.00 and $6.00, respectively and expire on December 13, 2019, as further detailed on Schedule A hereto, which is incorporated by reference herein.

Hestia Capital has sold in over-the-counter market American-style put options referencing an aggregate of 16,800 Shares, 210,000 Shares and 176,000 Shares, respectively, which have an exercise price of $7.00, $5.00 and $5.50, respectively and expire on December 20, 2019, as further detailed on Schedule A hereto, which is incorporated by reference herein.

12

CUSIP No. 36467W109

Hestia LLC has purchased in over-the-counter market American-style call options referencing an aggregate of 24,000 Shares, which have an exercise price of $8.00 and expire on January 17, 2020, as further detailed on Schedule A hereto, which is incorporated by reference herein.

Hestia LLC has purchased in over-the-counter market American-style put options referencing an aggregate of 6,000 Shares, 25,000 Shares, 6,000 Shares and 1,000 Shares, respectively, which have an exercise price of $6.00, $6.50, $5.00 and $6.00, respectively and expire on December 20, 2019, as further detailed on Schedule A hereto, which is incorporated by reference herein.

Hestia LLC has purchased in over-the-counter market American-style put options referencing an aggregate of 3,800 Shares, 60,000 Shares and 50,000 Shares, respectively, which have an exercise price of $7.00, $5.00 and $5.50, respectively and expire on December 20, 2019, as further detailed on Schedule A hereto, which is incorporated by reference herein.

Hestia LLC has sold in over-the-counter market American-style put options referencing an aggregate of 6,000 Shares, 25,000 Shares, 6,000 Shares and 1,000 Shares, respectively, which have an exercise price of $6.00, $6.50, $5.00 and $6.00, respectively and expire on December 20, 2019, as further detailed on Schedule A hereto, which is incorporated by reference herein.

Hestia LLC has sold in over-the-counter market American-style put options referencing an aggregate of 3,800 Shares, 60,000 Shares and 50,000 Shares, respectively, which have an exercise price of $7.00, $5.00 and $5.50, respectively and expire on December 20, 2019, as further detailed on Schedule A hereto, which is incorporated by reference herein.

13

CUSIP No. 36467W109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2019

Hestia Capital Partners, LP

By:	Hestia Capital Management, LLC, its General Partner

By:	/s/ Kurtis J. Wolf
	Name:	Kurtis J. Wolf
	Title:	Managing Director

Hestia Capital Management, LLC

By:	/s/ Kurtis J. Wolf
	Name:	Kurtis J. Wolf
	Title:	Managing Member

/s/ Kurtis J. Wolf
Kurtis J. Wolf

14

CUSIP No. 36467W109

Permit Capital Enterprise Fund, L.P.

By:	/s/ John Broderick
	Name:	John Broderick
	Title:	Partner

Permit Capital, LLC

By:	/s/ John Broderick
	Name:	John Broderick
	Title:	Partner

Permit Capital GP, L.P.

By:	/s/ John Broderick
	Name:	John Broderick
	Title:	Partner

/s/ John Broderick
John Broderick

15

CUSIP No. 36467W109

SCHEDULE A

Transaction in the Shares Since the Filing of the Schedule 13D

Nature of Transaction	Amount of Securities Purchased	Price per Share ($)	Date of Purchase

Hestia capital partners, lp

Purchase of Common Stock	4,000	5.5650	10/30/2019
Purchase of Common Stock	8,000	5.4650	10/31/2019
Purchase of Common Stock	58,000	5.9415	11/13/2019
Purchase of December 2019 Put Option ($6.00 Strike Price)[1]	21,000	0.3424	12/09/2019
Purchase of December 2019 Put Option ($6.50 Strike Price)[1]	88,000	0.4792	12/09/2019
Purchase of December 2019 Put Option ($7.00 Strike Price)[2]	16,800	0.7640	12/09/2019
Purchase of December 2019 Put Option ($5.00 Strike Price)[1]	21,000	0.1502	12/10/2019
Purchase of December 2019 Put Option ($5.00 Strike Price)[2]	210,000	0.1901	12/10/2019
Purchase of December 2019 Put Option ($5.50 Strike Price)[2]	176,000	0.3262	12/10/2019
Purchase of January 2020 Call Option ($8.00 Strike Price)[3]	63,000	0.2560	12/10/2019
Purchase of December 2019 Put Option ($6.00 Strike Price)[1]	4,000	0.4539	12/10/2019
Sale of December 2019 Put Option ($7.00 Strike Price)[4]	(16,800)	1.0590	12/10/2019
Sale of December 2019 Put Option ($6.50 Strike Price)[5]	(88,000)	0.6928	12/10/2019
Sale of December 2019 Put Option ($5.00 Strike Price)[4]	(210,000)	0.0806	12/11/2019
Sale of December 2019 Put Option ($5.50 Strike Price)[4]	(176,000)	0.2995	12/11/2019
Sale of December 2019 Put Option ($6.00 Strike Price)[5]	(25,000)	0.5145	12/11/2019
Sale of December 2019 Put Option ($5.00 Strike Price)[5]	(21,000)	0.0476	12/11/2019
Purchase of January 2020 Call Option ($8.00 Strike Price)[3]	21,000	0.0649	12/11/2019

CUSIP No. 36467W109

Hestia capital Management, llc

(Through certain separately managed accounts)

Purchase of Common Stock	1,000	5.5595	10/30/2019
Purchase of Common Stock	2,000	5.4528	10/31/2019
Purchase of Common Stock	17,000	5.9374	11/13/2019
Purchase of Common Stock	6,000	6.3749	12/02/2019
Purchase of Common Stock	6,000	6.0729	12/03/2019
Purchase of Common Stock	12,000	6.2834	12/04/2019
Purchase of Common Stock	6,000	6.3920	12/05/2019
Purchase of Common Stock	3,000	6.5439	12/06/2019
Purchase of December 2019 Put Option ($6.00 Strike Price)[1]	6,000	0.3399	12/09/2019
Purchase of December 2019 Put Option ($6.50 Strike Price)[1]	25,000	0.4725	12/09/2019
Purchase of December 2019 Put Option ($7.00 Strike Price)[2]	3,800	0.7609	12/09/2019
Purchase of December 2019 Put Option ($5.00 Strike Price)[1]	6,000	0.1516	12/10/2019
Purchase of December 2019 Put Option ($6.00 Strike Price)[1]	1,000	0.4394	12/10/2019
Purchase of December 2019 Put Option ($5.00 Strike Price)[2]	60,000	0.1855	12/10/2019
Purchase of December 2019 Put Option ($5.50 Strike Price)[2]	50,000	0.3200	12/10/2019
Purchase of January 2020 Call Option ($8.00 Strike Price)[3]	18,000	0.2518	12/10/2019
Sale of December 2019 Put Option ($6.50 Strike Price)[5]	(25,000)	0.6944	12/10/2019
Sale of December 2019 Put Option ($7.00 Strike Price)[4]	(3,800)	1.0649	12/10/2019
Sale of December 2019 Put Option ($5.00 Strike Price)[4]	(60,000)	0.0833	12/11/2019
Sale of December 2019 Put Option ($5.50 Strike Price)[4]	(50,000)	0.3060	12/11/2019
Sale of December 2019 Put Option ($6.00 Strike Price)[5]	(7,000)	0.5010	12/11/2019
Sale of December 2019 Put Option ($5.00 Strike Price)[5]	(6,000)	0.0396	12/11/2019
Purchase of January 2020 Call Option ($8.00 Strike Price)[3]	6,000	0.0604	12/11/2019
Purchase of Common Stock	47,000	5.3629	12/11/2019

Kurtis j. wolf

Purchase of Common Stock	1,500	5.9843	10/18/2019
Purchase of Common Stock	300	5.5550	10/30/2019
Purchase of Common Stock	2,000	5.4542	11/21/2019

Permit capital enterprise fund, L.P.

Sale of Common Stock	(2,250)	6.2800	12/10/2019
Purchase of Common Stock	2,750	5.3000	12/11/2019

CUSIP No. 36467W109

John c. broderick

Purchase of Common Stock	30,000	6.0000	11/25/2019
Purchase of Common Stock	16,000	5.4800	12/12/2019
Purchase of Common Stock	10,000	5.6400	12/12/2019
Purchase of Common Stock	5,000	5.6300	12/12/2019

1 Represents shares underlying American-style put options purchased in the over-the-counter market. These put options expired on December 13, 2019.

2 Represents shares underlying American-style put options purchased in the over-the-counter market. These put options expire on December 20, 2019.

3 Represents shares underlying American-style call options purchased in the over-the-counter market. These call options expire on January 17, 2020.

4 Represents shares underlying American-style put options sold in the over-the-counter market. These put options expire on December 20, 2019.

5 Represents shares underlying American-style put options sold in the over-the-counter market. These put options expired on December 13, 2019.